Exhibit 99.1

Kamada Announces the Closing of the Acquisition of the FDA-Licensed Plasma Collection Center from Blood and Plasma Research, Inc. in the U.S.

Transaction Furthers Kamada’s Strategic Objective to Evolve into a Fully Integrated Specialty Plasma Company

Kamada is Already Actively Engaged in the Expansion of the Center’s Collection Capacity; Planning to Open Additional Plasma Collection Centers

REHOVOT, Israel – March 3, 2021 — Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today updated that it has completed the previously announced acquisition of the FDA licensed plasma collection center and certain related rights and assets from the privately-held Blood and Plasma Research, Inc (B&PR) of Beaumont, TX, USA.

“This acquisition furthers our strategic goal of becoming a fully integrated specialty plasma company,” said Amir London, CEO of Kamada. “We are already actively engaged in the expansion of the hyperimmune plasma collection capacity of the center and we plan on leveraging its FDA license to open additional centers in the U.S. We are committed to growing our hyperimmune IgG portfolio and believe this acquisition is a significant strategic step in this direction.”

The acquisition for a total consideration of approximately $1.66 million, was consummated through Kamada Plasma LLC, a newly formed wholly owned subsidiary of Kamada, which will operate the Company’s plasma collection activity in the U.S.

Kamada retained Jackson Walker LLP as legal advisors for this acquisition.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) Kamada's expectations regarding the benefits of the acquisition, including the acquisition being a significant strategic step to becoming a fully integrated specialty plasma company, 2) Kamada’s plan to significantly expand its hyperimmune plasma collection capacity by investing in B&PR’s center; 3) Kamada’s ability to leveraging B&PR’s FDA license to open additional centers in the U.S.; and 4) Kamada’s commitment to growing its hyperimmune IgG portfolio. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, Kamada’s inability to achieve the benefits of the acquisition, including inability to leverage B&PR’s FDA license to open additional centers in the U.S., and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com